August 10, 2016

VIA EDGAR

Andrew Mew, Senior Assistant Chief Accountant

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SEC Comment Letter dated July 14, 2016
L.B. Foster Company
Form 10-Q for the Quarter Ended March 31, 2016
Filed May 4, 2016
File No. 000-10436

Dear Mr. Mew:

On behalf of L.B. Foster Company (the “Company,” “we,” and “our”), this letter responds to a follow-up comment provided by the staff of the Securities and Exchange Commission (“SEC” or “Staff”) dated July 14, 2016, concerning the Form 10-Q for the Quarter Ended March 31, 2016.

For your convenience, the Commission’s comment is repeated in bold below, followed by the response of the Company.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Notes to Condensed Consolidated Financial Statements

4. Goodwill and Other Intangible Assets, page 11

1.	We note your response to our prior comment 6. Please confirm if you performed Step 1 of your goodwill impairment test as of June 30, 2016 and, if so, tell us the results of your analysis. To the extent that any of your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and revise your MD&A section to disclose the following:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;

•	The amount of goodwill allocated to that reporting unit; a description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company performed an interim impairment assessment as of June 1, 2016 due to various impairment indicators, including operating results below our expectations, reductions in our financial projections, and the decline of our market capitalization subsequent to our May 4, 2016 Form 10-Q filing for the period ended March 31, 2016. As a result of our assessment, the Company has recognized impairment charges related to four of our reporting units. Goodwill impairment was recorded at three of the reporting units. In addition, we have goodwill at two reporting units where the implied fair value was substantially in excess of their respective carrying values. The Company also recorded property, plant, and equipment and definite-lived intangible asset impairment charges. These impairment charges are described in the following extract from the Company’s Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 9, 2016:

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment at June 30, 2016 and December 31, 2015 consist of the following:

	June 30, 2016	December 31, 2015
Land	$14,592	$17,054
Improvements to land and leaseholds	16,598	16,590
Buildings	33,252	39,366
Machinery and equipment, including equipment under capitalized leases	116,470	118,677
Construction in progress	4,917	11,844

	185,829	203,531

Less accumulated depreciation and amortization, including accumulated amortization of capitalized leases	77,204	76,786

	$108,625	$126,745

We review our property, plant, and equipment for recoverability whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. We recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Due to the deterioration in projected results from the IOS subsidiary within the Tubular and Energy Services segment, the undiscounted cash flows were unable to support the carrying value of the asset group. The Company utilized level 3 unobservable inputs, specifically, the discounted cash flow method, to determine the expected net cash flows generated by the continued use of the assets. As a result of the testing, the Company recorded a non-cash impairment of $14,956 during the period ended June 30, 2016. The impairment is included within “Asset impairments” caption of the Condensed Consolidated Statements of Operations. The results of the impairment analysis are substantially complete and will be finalized during the third quarter 2016.

5. GOODWILL AND DEFINITE-LIVED INTANGIBLE ASSETS

The following table represents the goodwill balance by reportable segment:

	Rail Products and Services	Construction Products	Tubular and Energy Services	Total
Balance at December 31, 2015	$48,188	$5,147	$28,417	$81,752
Foreign currency translation impact	(867)	—	—	(867)
Disposition	(154)	—	—	(154)
Impairment charges	(28,342)	—	(28,417)	(56,759)

Balance at June 30, 2016	$18,825	$5,147	$—	$23,972

The Company performs goodwill impairment tests annually during the fourth quarter, and also performs interim goodwill impairment tests if it is determined that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. Qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount. During the current quarter, various reporting units underperformed against their projections and revised their forecasts downward. The revised forecasts, which were primarily attributable to weakness in the rail and energy markets, indicated longer recovery horizons than we previously projected. In connection with the revisions to the longer term projections and a substantial decline in market capitalization, the Company concluded that these qualitative factors indicated that there was a more likely than not risk that the carrying value of goodwill exceeded its fair value.

As a result of the Company’s qualitative review, with the assistance of an independent valuation firm, the Company performed a quantitative interim test for impairment of goodwill as of June 1, 2016. The valuation included the use of both the income and market approaches. Greater weighting was applied to the income approach as the Company believes it is the most reliable indication of value as it captures forecasted revenues and earnings for the reporting units in the projection period that the market approach may not directly incorporate. In addition, a lack of comparable market transactions in recent months has limited the availability of information necessary for the market approach.

The results of the test indicated that the Rail Technologies (within the Rail Products and Services segment), Chemtec (or “precision measurement systems”), and coated services (Chemtec and coated services are within the Tubular and Energy Services segment) reporting units’ respective fair values were less than their carrying value. All other reporting units that maintain goodwill substantially exceeded their carrying value and were not at risk of impairment. As a result of the continued weakness in the commodity cycles impacting the energy and rail markets, the near term projections of these reporting units have deteriorated and the expected future growth of the Rail Technologies, Chemtec, and coated services reporting units was determined to be insufficient to support the carrying values.

The Company determined the implied fair values of the Rail Technologies, Chemtec, and coated services reporting units by using level 3 unobservable inputs, which incorporated assumptions that we believe would be a reasonable market participant’s view in a hypothetical purchase, to develop the discounted cash flows of the respective reporting units. Significant level 3 inputs included the projected revenue and cost growth rates, capital expenditures, and weighted average costs of capital assumptions. The resulting fair values of each reporting unit were allocated to the assets and liabilities of the respective reporting unit as if each reporting unit had been acquired in business combinations as of the test date and the fair value was the purchase price paid to acquire each reporting unit. The results of the step 2 analysis indicated that the carrying amounts of the goodwill of Rail Technologies, Chemtec, and coated services exceeded the implied fair values of that goodwill. Accordingly, the Company recognized a non-cash goodwill impairment of $56,759, which represented the full impairment of goodwill within the Chemtec and coated services reporting units and approximately 60% of the Rail Technologies goodwill value. The results of the step 2 analysis are substantially complete and will be finalized during the third quarter 2016.

The following table represents the gross definite-lived intangible assets balance by reportable segment:

	June 30, 2016	December 31, 2015
Rail Products and Services	$57,470	$59,226
Construction Products	1,348	1,348
Tubular and Energy Services	31,742	98,166

	$90,560	$158,740

Due to the indicators previously noted, the Company performed recoverability tests on reporting units when it was more likely than not that the carrying value of the long-lived asset group would not be recoverable. The results of our testing indicated that the long-lived assets related to the IOS and Chemtec divisions, within the Tubular and Energy Services segment, had carrying values in excess of the asset groups’ fair value. Based upon level 3 unobservable inputs, the Company incorporated assumptions that we believe would be a reasonable market participant’s view in a hypothetical purchase, to develop the discounted cash flows. Significant level 3 inputs included the projected revenue and cost growth rates, capital expenditures, and weighted average costs of capital assumptions. As a result of the analysis, the Company recorded a $42,982 non-cash impairment of definite-lived intangible assets related to the IOS division and a $14,241 non-cash impairment of definite-lived intangible assets related to the Chemtec division. The results of the impairment analysis are substantially complete and will be finalized during the third quarter 2016.

The components of the Company’s definite-lived intangible assets are as follows:

	June 30, 2016
	Weighted Amortization In Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Non-compete agreements	5	$4,319	$(1,782)	$2,537
Patents	10	387	(142)	245
Customer relationships	17	39,707	(5,518)	34,189
Trademarks and trade names	14	10,199	(2,831)	7,368
Technology	14	35,948	(9,867)	26,081

		$90,560	$(20,140)	$70,420

	December 31, 2015
	Weighted Amortization In Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Non-compete agreements	4	$6,984	$(2,495)	$4,489
Patents	10	378	(124)	254
Customer relationships	16	94,338	(8,441)	85,897
Supplier relationships	5	350	(335)	15
Trademarks and trade names	13	14,252	(3,025)	11,227
Technology	13	42,438	(9,393)	33,045

		$158,740	$(23,813)	$134,927

Definite-lived intangible assets are amortized over their useful lives ranging from 2 to 25 years, with a total weighted average amortization period of approximately 15 years at June 30, 2016. Amortization expense for the three-month periods ended June 30, 2016 and 2015 was $2,789 and $3,456, respectively. Amortization expense for the six-month periods ended June 30, 2016 and 2015 was $6,055 and $5,613, respectively.

Estimated amortization expense for the remainder of 2016 and thereafter is as follows:

Amortization Expense
2016	$3,687
2017	7,361
2018	7,256
2019	6,525
2020	6,142
2021 and thereafter	39,449

$70,420

Management Discussion and Analysis Extract:

The Company recorded non-cash asset impairments of $128,938 ($90,900 net of tax) during the three-month period ended June 30, 2016. During the second quarter 2016, the Company identified various indications that suggested that there was a more likely than not probability that the carrying value of certain assets and reporting units were less than their respective fair values. The impairment indicators included a rapid deterioration in actual performance against forecasts, downward revisions in projected financial results, declines in the Company’s market capitalization, and reductions in new order activity.

Asset groups that had indicators of impairment were analyzed to determine if the carrying value was recoverable. Based upon the recoverability assessment, the Company determined that certain intangible assets and property, plant, and equipment within the test and inspection services division and certain intangible assets within the Chemtec (or “precision measurement systems”) division were impaired. As a result of the Company’s discounted cash flow analysis, the Company recorded a $57,223 definite-lived intangible asset impairment and a $14,956 property, plant, and equipment impairment were recorded within the Tubular and Energy Services segment. The results of the Company’s analysis are substantially complete and will be finalized during the third quarter 2016. The fair values of the remaining asset groups tested for recoverability were substantially in excess of their respective carrying values.

The Company also performed an interim goodwill impairment review as of June 1, 2016 as a result of the adverse effect on certain reporting units of reduced capital spending and cost reduction priorities that oil and gas developers and railroad customers have enacted as well as the indicators previously noted. The forecasts for the Chemtec, coated services, and Rail Technologies reporting units did not indicate a timely recovery to support the carrying values of the reporting units. Accordingly, the Company recognized goodwill impairment of $56,759, which represented the full impairment of goodwill related to the Chemtec and coated services reporting units and approximately 60% of the goodwill related to Rail Technologies. The estimated fair values of the remaining reporting units were substantially in excess of the carrying value of those reporting units. The results of the step 2 analysis are substantially complete and will be finalized during the third quarter 2016.

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The Company acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (412) 928-3450 if you have any questions regarding this submission.

Sincerely,

By: /s/ David J. Russo

David J. Russo

Senior Vice President,

Chief Financial Officer and Treasurer